SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: June 22, 2009

Press Release

For Immediate Release

New Area of Usage for OTI's EasyFuel, Providing Automated Refueling to
One of the World's Largest Container Terminals

OTI Receives Follow-On Order from one of the largest container terminal operators in the southern part of China

Fort Lee, NJ – June 22, 2009 – On Track Innovations (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions today announced that it has received a follow-on order to supply its EasyFuel Fuel Management System to one of the largest container terminal operators in the southern part of China. The new installation, managed together with Armitage Technologies Ltd, the local system integrator for this project, comes after a successful pilot implementation which demonstrated that OTI’s EasyFuel solution is relevant across a number of market sectors, including retail and commercial fueling as well as the industrial and mining sectors.

In a port environment, it is essential to ensure that all vehicles and plant equipment can be refueled on a timely basis and are operating efficiently. Quality fuel management reports are therefore critical in order to optimize the performance of vehicles and equipment.

In the new application of OTI’s EasyFuel wireless solution, products have been customized to fit the harsh environmental conditions in the ports and to ensure the solution is reliable and durable and requires minimum long-term maintenance. The solution has been integrated with a Point-of-Sale (POS) system. The integrated solution is mounted on mobile bowsers and is used to control the dispensing of fuel into the plant equipment at any location in the port. With the plant equipment fitted with the EasyFuel VID (Vehicle Identification Device), nozzle-to-tank security is guaranteed at refuel, with vehicle operational data being automatically captured for subsequent management reporting.

A typical port site includes a large number of devices and equipment to automate the site. It can range between the equivalent of about 10-20 gas stations and about 1,000-5,000 vehicles, all depending on the size of the site and operation.

Oded Bashan, Chairman & CEO of OTI commented, “We believe EasyFuel offers great value to many markets, including the refueling of immobile plant equipment. EasyFuel offers the perfect tool to gather, control and process information, and it is easy to implement and maintain in the different environments.”

OTI’s wholly owned subsidiary, OTI Africa, is responsible for implementation, training and support of this project.

EasyFuel is easy, quick and cost-effective to install and maintain and the solution enables a fast turnaround at the pump. The EasyFuel system has built-in benefits for oil companies, commercial fleet operators, financial institutions, and private motorists. The oil companies build loyalty with fleet companies via long-term contracts, as well as with private motorists. The OTI solutions are easily integrated into existing hardware and software systems. The system allows for 24-hour non-attendant sales, as well as greater in-store purchases. Fleet companies eliminate non-authorized fueling and receive comprehensive billing and detailed operating information. The financial institutions benefit from new transaction fees and greater cash flows. Retail customers receive 24-hour, fast, cashless service and loyalty program rewards.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets.  Applications offered by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as statements related to the superiority of the EasyFuel system, the potential market thereof or the expected benefits to users of the EasyFuel system (that depend on the deployment and use thereof) . Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:

Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com